

September 17, 2013

<u>Via E-mail</u>
Mark A. Maki
Principal Executive Officer
Midcoast Energy Partners, L.P.
1100 Louisiana Street, Suite 3300
Houston, Texas 7702

> **Re:** **Midcoast Energy Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 3, 2013**
> **File No. 333-189341**

Dear Mr. Maki:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion & Analysis, page 97</u>

<u>Liquidity and Capital Resources, page 119</u>

<u>Receivables Purchase Agreement, page 120</u>

1. We note your disclosure that "[c]ertain of [y]our operating subsidiaries are party to a receivables purchase agreement, which [you] refer to as the Receivables Agreement, with an indirect wholly owned subsidiary of Enbridge." Please file the Receivables Purchase Agreement as an Exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Midcoast Operating, L.P. (Predecessor)

Notes to the Consolidated Financial Statements (Unaudited), page F-59

Note 5. Related Party Transactions, page F-61

Sale of Accounts Receivable, page F-64

2. We note the Receivables Agreement you executed on June 28, 2013 with an indirect, wholly-owned subsidiary of Enbridge. Please tell us more about this agreement including how it qualifies as a sale of financial assets. As part of your response, please specifically discuss how your circumstances meet the guidance in ASC 860-10-40-4 through 5. Additionally, please tell us how your filing currently meets the disclosure objectives outlined in ASC 860-10-50-3 based on the disclosure requirements in ASC 860-20-50.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director